5100 W. Copans Rd. Suite 710 Margate, FL 33063 Phone 954-974-5818 Fax 954-974-5720

www.medianetgroup.com   www.bsprewards.com

January 12, 2009

Mr. Andrew Mew

Accounting Branch Chief

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-0404

Re:	MediaNet Group Technologies, Inc.

Supplemental staff letter on Form 10-K for Fiscal Year Ended December 31, 2007.

File No. 0-49801

Dear Mr. Mew:

Pursuant to your comment letter dated January 6, 2009 in reference to the above filing, the following will answer accordingly. We have edgarized one version, and one copy is being sent via FedEx to you.

Consolidated Balance Sheets, page F-2

Question:

1. The Form 10-Q as of September 30, 2008 discloses you net a cash trust account against the loyalty point liability. To the extent that cash in trust accounts are segregated for redemption and subject to security interests please tell us your accounting basis for presenting the cash on a net basis rather than gross restricted cash. Based on your conclusion please confirm in your response you will disclose in future filing than these funds are neither restricted nor subject to security interests or present the funds on a gross basis, as applicable.

Answer:

1. The segregated account is purely a voluntary account without any legal or contractual obligations. The word Trust is simply our term for the account. We segregate certain cash amounts in an account which is netted against loyalty points for financial presentation. The account is not subject to any security interest or segregation for legal redemption purposes. The audit committee determines, from time to time, the amount that should be held for accounting purposes against the loyalty point liability. The amount held in this account can be adjusted up or down as determined by the audit committee. We will fully disclose this account in future filings.

Notes to the Consolidated Financial Statements, page F-6

Summary of Significant Accounting Policies, page F-6

Question:

2. We note your response to comment five in our letter dated October 21, 2008. The website Bigbrandmall.com states that gift cards purchases are funded from cash or Reward points from members. Please explain why you incur costs purchasing gift cards and also provide us with an itemization of the components in cost of sales as of December 31, 2007 and 2006. Please also provide us with an example of your proposed policy note. Based on your response to comment seven we expect a substantial portion of cost of sales to be directly related to gift card revenue since you state that loyalty points and website design revenues are presented net of related commissions.

Answer:

2(a). Our web site (www.bigbrandmall.com) explains our marketing policies to our members which includes the procedures to purchase gift cards by credit card or and/or the use of their earned loyalty points. We intend to disclose our policy for the future filings including the explanation already included on the web site. For example, if a member has accumulated ten dollars ($10) of loyalty points as earned through the purchases of our web mall, these same loyalty points can be utilized towards the purchase of our gift cards. Once our members accumulate a minimum total of twenty-five dollars ($25) in rewards points through purchases, they can receive a debit card with the points loaded onto the card as cash (1 point = $1). They can then utilize these dollars for any purchases through or mall merchants, including gift cards, and/or anywhere MasterCard or Discover is accepted.

2(b). We actually purchase and inventory over 100 different gift cards. We in turn re-sell the cards directly to our members. Therefore we itemize the components of the actual cost of the gift card as it relates to the sale of the gift card to properly match income and expenses. Our policy for financial presentation is to include gift cards in inventory upon our purchase until such time as they are sold and then classified as revenues and record the related cost. If our members use their loyalty points as a portion or for the total purchase of the gift card, our policy, for accounting purposes, is to classify the utilized loyalty points the same as cash (1 point = $1) since these loyalty points are accounted for when the member earned them.

As correctly noted in your comment above, the cost of gift cards is in excess of 92% of revenues as reflected in our financial statements for 2007 and 2006.

Question:

3. We note your response to comment six in our letter dated October 31, 2008. Please explain how you determine that you satisfied the substantially complete notion, as described within SAD Topic 13 A. 3 .c., on the 45th day after a sale. You are still required to account for accumulating, unredeemed member rewards for up to two years before the initial expiration term. Until these rewards are delivered and redeemed it would appear you have a significant, unfilled obligation that may require deferral of a portion or all revenue until rewards are redeemed. Please advice,

Answer:

3. Our audit committee has determined that any commissions earned as a direct result of our members purchasing through our over 700 merchants (merchant malls) will not be recognized for financial presentation for a period of 45 days. This procedure is to allow for contingencies related to the actual timing of our earned commissions. The member may return the purchase to the merchant, or dispute the credit charge. Since these contingencies are material, the 45-day window was determined to be a reasonable period for finalization of the sale and our earned commission. Based on historical experience, the 45-day deferral period is proper for recognition of these commissions. Accordingly, we withhold issuing loyalty points earned by our members for the same 45-day period to properly match for financial presentation.

We have taken the position that we have a substantially complete notion as described within SAD Topic 13 A.3 since this is a transaction specific event within the policy established by our Audit Committee. We recognize our portion of the commission that is contractually ours. We record, for accounting purposes, the liability of Loyalty points that the member has earned on the 45th day from date of transaction. This liability may be on our books until used by the member or expires as previously explained in our prior letter. We feel that the unfilled obligation for Loyalty points does not require deferral of any portion of our revenue after the 45th day.

Question:

4. We note your response to comment seven in our letter dated October 31, 2008. The last paragraph on page 14 discloses that operating expenses includes commission expense. Based on your response we assume all commissions paid to either members, merchants or merchant providers are netted against loyalty point and website design revenues. Please clarify this disclosure and confirm our understanding of all gross and net amounts.

Answer:

4. Commissions to members and member providers are netted against loyalty points. Website designs are not associated with loyalty points but are netted against sales commission (where applicable.)

Question:

5. Also, please parenthetically state amounts as net in the statement of operations and disclose your policy and the components within netted amounts in future filings. See paragraph 20 of EITF 99-19.

Answer:

5. We will parenthetically state amounts as net in the operations and disclose our policy and the components within netted in our future filings as discussed in paragraphs 20 of EITF 99-19.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

Martin A Berns, CEO

Cc:	Robert Hussey, Chairman

Audit Committee

Alfred Fernandez

Chief Financial Officer